Suncor Energy Inc. P.O. Box 38 112 - 4 Avenue S.W. Calgary, Alberta T2P 2V5 Tel (403) 269-8100 Fax (403) 269-6218

January 14, 2011

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-7010

Dear Mr. Schwall:

Re:          Suncor Energy Inc. (“Suncor”) — Form 40-F for the Fiscal Year Ended December 31, 2009 (the “Form 40-F”)

In response to your letter (the “Letter”) dated December 14, 2010 to Suncor, we respond as follows. For ease of reference, we have reproduced your comments in the Letter in italics below, followed by our response.

Summary of Oil and Gas Reserves After Royalties, page 31

1.                                      We note your response 2c. to our September 7, 2010 letter wherein you state that you will drill SAGD proved undeveloped well pairs through the next 18 and 24 years for the MacKay River and Firebag operations, respectively. Please tell us:

•                                          Whether you have made a final investment decision that encompasses all the PUD well pairs for each operation

Suncor focuses on oilsands production (mining and in-situ), processing such production through our upgraders to provide feedstock to our refineries and marketing finished products through our retail outlets. Consequently, our in-situ capital investment decisions are made within the context of keeping our upgraders and refineries filled to capacity and supplying our retail outlets. While decisions on specific future well pairs may be subject to change, the final investment decision that encompasses all proved undeveloped reserves (PUD) well pairs for each operation has essentially been taken at the time the Board of Directors approves each project.  This is a consequence of:

(i)         the certainty required to justify the high capital investment in the upstream facilities and well pairs; and

(ii)      the recognition that keeping the upstream, upgrading and downstream facility filled to capacity requires a commitment to maintenance and sustaining capital.

Confidential Treatment Requested

by Suncor Energy Inc. of Limited Portions

of the Response to Comment 1

pursuant to Rule 83

(i) Certainty

Suncor’s MacKay River operations currently produce about 35,000 barrels per day (bpd) from over 50 well pairs and approximately 65 million barrels of oil has been produced since 2001. Proven reserves are attached to less than 5% of Suncor’s contiguous land holdings (100% working interest) in the area.

Suncor’s Firebag operations is a significantly larger and thicker reservoir, with about 65,000 bpd produced from over 40 well pairs and approximately 88 million barrels of oil and has been produced since 2003.  Proven reserves are attached to approximately 5% of Suncor’s contiguous land holdings (100% working interest) in this area.

When a capital decision is undertaken on an in-situ operation, the regulatory approvals are granted on the basis of the regulators being satisfied that the investment is in the public interest, is compliant with all environmental regulations and that the hydrocarbon resource is being exploited in an economic and efficient manner.  Extensive filings supporting the production forecast, geology and engineering, facility design, environmental assessment and socio economic impact are submitted for review and approval by the regulators.

Suncor believes that the requisite level of certainty has been demonstrated that the PUDs associated with the MacKay River and Firebag operation will be developed by Suncor.

Suncor assesses the reserves to provide a higher degree of certainty than required by regulation.  For example, the provincial regulator has mandated that there be a minimum of eight corehole wells drilled per section prior to granting approval.  To ensure greater certainty of production, Suncor’s corehole well density in the Firebag operation exceeds the minimum requirements in over 70% of the lands on which proven reserves have been booked. Corehole well densities are greater than 16 per section in 20% of the contiguous land.  Similarly, in the MacKay operation, Suncor significantly exceeds the corehole requirements with a drilling density of at least nine wells per section. More than 80% of the proved reserves have a density greater than 16 coreholes per section, with densities peaking as high as 25 coreholes per section.  This drilling density is typically achieved before first oil from the initial well pairs and significantly improves the certainty with respect to reservoir continuity as well as rock and fluid properties. The geological information from the coreholes is also supplemented with 2-D, 3-D and 4-D seismic.  At this evaluation density, Suncor is confident in the geological interpretation of our typical 1000m (3200 ft) well pairs.  In addition, the regulator requires the horizontal trajectories of each well pair, as well as numerous geological cross-sections from each pad identifying the facies from which the well pairs will be producing oil.

Detailed production forecasts in connection with a development application are required. The performance of the facilities, well pairs and observation wells are, by legislation, annually reviewed with senior technical regulatory staff through written submissions and presentations.  As Firebag and MacKay

Confidential Treatment Requested

by Suncor Energy Inc. of Limited Portions

of the Response to Comment 1

pursuant to Rule 83

have been producing for 7-10 years of continuous operation (in addition to the seven years of operation of the pilot), we are highly confident of the production characteristics of the geology that we has been booked as PUDs. These production characteristics have been history matched with over 40 and 50 well pairs, respectively. Suncor operations also demonstrate high well productivity indices and low steam oil ratios that are a good measure of the reservoir quality.

Both MacKay River and Firebag routinely pre-drill the horizontal production well pairs well in advance of production requirements and well in advance of forecasted requirements. The resulting additional geological information and certainty allows necessary time for pad facility construction and tie-in, as well as better forecast well pair production.  At the end of 2009, MacKay River had **CONFIDENTIAL TREATMENT REQUESTED BY SUNCOR ENERGY INC. PURSUANT TO RULE 83** well pairs drilled waiting to be tied in.  **CONFIDENTIAL TREATMENT REQUESTED BY SUNCOR ENERGY INC. PURSUANT TO RULE 83** well pairs remain to be drilled to deplete the PUD reserves.  Firebag had a predrilled inventory of **CONFIDENTIAL TREATMENT REQUESTED BY SUNCOR ENERGY INC. PURSUANT TO RULE 83** well pairs at the end of 2009, with another **CONFIDENTIAL TREATMENT REQUESTED BY SUNCOR ENERGY INC. PURSUANT TO RULE 83** well pairs planned for future drilling.  Both fields have demonstrated a history of annually converting PUDs to proven developed (PD) reserves, which in itself we believe is an indicator of the success of these two thermal operations.

Based on the well pair production performance demonstrated at each operation, the recovery factors used by our two external reserves evaluators result in reserves that will be produced with a high level of certainty.

(ii) Maintenance and Sustaining Capital

Suncor’s long term business plan requires that the PUD in-situ reserves move to proved developed producing as the necessary drilling and tie-in capital is expended to replace volumes lost to production decline. Future capital for well pairs and pads necessary to replace declining production volumes is treated as sustaining capital.  Sustaining capital also includes the maintenance capital for permanent oil and water treatment and steam generation facilities.  Given the high fixed operating cost associated with these facilities, as well as the fixed costs associated with the downstream upgrading and refinery facilities, there is a significant financial inducement to keeping all available capacity filled.  To put it in context, sustaining the Firebag in-situ volumes requires a forecast total operating expense of approximately **CONFIDENTIAL TREATMENT REQUESTED BY SUNCOR ENERGY INC. PURSUANT TO RULE 83** whereas sustaining capital for PUD drilling and tie-in facilities is significantly lower at approximately **CONFIDENTIAL TREATMENT REQUESTED BY SUNCOR ENERGY INC. PURSUANT TO RULE 83**.  As a result, sustaining capital is also viewed as a necessary annual expenditure, similar to operating expense, at the time of project approval.

Confidential Treatment Requested

by Suncor Energy Inc. of Limited Portions

of the Response to Comment 1

pursuant to Rule 83

The necessity to ensure the in-situ projects are also evaluated in the context of the contribution to the product value chain (upstream production to upgrading to refining to retail sales), is demonstrated in the manner in which the economic values are calculated in the reserve evaluation.  For example, Firebag bitumen production is pipelined directly to the existing upgrader. As a result, approximately **CONFIDENTIAL TREATMENT REQUESTED BY SUNCOR ENERGY INC. PURSUANT TO RULE 83** of forecasted upgrader maintenance capital is allocated to the Firebag operation. This represents about **CONFIDENTIAL TREATMENT REQUESTED BY SUNCOR ENERGY INC. PURSUANT TO RULE 83** of the total upgrader maintenance capital.

As the longest serving operator in the oilsands industry, Suncor has consistently demonstrated its commitment to sustaining levels of capital expenditure for developing PUD reserves  over decades of mining, production and upgrading.  With the larger facility cost expenditures having been made, Suncor is confident that the well pairs associated with future PUD production at the MacKay River and Firebag operations are economically justified at the economic conditions used in the evaluation.

•                                          For each operation, the estimated total capital costs required, the capital already expended and the total capital required for well pair drilling alone

MacKay

Capital spent to date Future facility capital Future drilling capital	**CONFIDENTIAL TREATMENT REQUESTED BY SUNCOR ENERGY INC. PURSUANT TO RULE 83**

Firebag

Capital spent to date Future facility capital Future drilling capital Future upgrader capital	**CONFIDENTIAL TREATMENT REQUESTED BY SUNCOR ENERGY INC. PURSUANT TO RULE 83**

•                                          The estimated payout date for each operation as well as the current payout status and related economic assumptions

MacKay River paid out in late 2010.  Pertinent economic assumptions for forecast cash flows include a bitumen well head price of **CONFIDENTIAL TREATMENT REQUESTED BY SUNCOR ENERGY INC. PURSUANT TO RULE 83** /bbl, non-fuel operating cost of **CONFIDENTIAL TREATMENT REQUESTED BY SUNCOR ENERGY INC. PURSUANT TO RULE 83** /bbl bitumen and fuel costs of **CONFIDENTIAL TREATMENT REQUESTED BY SUNCOR ENERGY INC. PURSUANT TO RULE 83** /bbl bitumen.

Firebag is in pre-payout status, with payout estimated in **CONFIDENTIAL TREATMENT REQUESTED BY SUNCOR ENERGY INC. PURSUANT TO RULE 83** (including a return allowance). Pertinent economic assumptions include a

Confidential Treatment Requested

by Suncor Energy Inc. of Limited Portions

of the Response to Comment 1

pursuant to Rule 83

bitumen well head price of **CONFIDENTIAL TREATMENT REQUESTED BY SUNCOR ENERGY INC. PURSUANT TO RULE 83**, non-fuel operating cost of **CONFIDENTIAL TREATMENT REQUESTED BY SUNCOR ENERGY INC. PURSUANT TO RULE 83** /bbl bitumen and fuel costs of **CONFIDENTIAL TREATMENT REQUESTED BY SUNCOR ENERGY INC. PURSUANT TO RULE 83** /bbl bitumen.

•                                          Whether termination for either operation before completion of PUD well pair drilling would result in loss of sunk capital

If either operation was terminated, undepreciated capital with respect to such operation, if any, would be written off. However, we are not currently aware of any circumstances that would cause us to terminate either operation. In making such statement, we note that Suncor has demonstrated its commitment to the development of its oilsands reserves through decades of mining and upgrading operations, including many cycles of price variation and cost volatility, and has continually demonstrated volume and reserve growth decade over decade.

Schedules E and F

2.                                      We note your response to prior comment three from our letter dated September 7, 2010. Please provide revised reports from Sproule Associates Ltd. and GLJ Petroleum Consultants Ltd that include, in addition to the benchmark prices, the weighted average adjusted prices by geographic area.

In response to your comments, we have obtained drafts of revised summary reserves reports from Sproule Associates Ltd. and GLJ Petroleum Consultants Ltd., which we have provided to you supplementally under separate cover. Suncor would propose filing the revised engineering reports under the cover of Form 6-K.

Schedule G

3.                                      We note your response to prior comment six from our letter dated September 7, 2010. Provide a revised report from RPS Energy that expands its discussion of primary economic assumptions to explain RPS Energy’s procedures with regard to the use and verification of production and capital costs.

In response to your comments, we have obtained drafts of a revised summary reserves report from RPS Energy, which we have provided to you supplementally under separate cover.  Suncor would propose filing the revised engineering report under the cover of Form 6-K.

4.                                      In the revised report, we note the table on page seven and the information under “Key Findings of Evaluation and Review” on page five regarding the evaluations and reviews of proved reserves and probable reserves for three of your “International” fields. Please clarify whether the reserves amounts represent your estimates or RPS Energy’s estimates. If the amounts are not RPS Energy’s estimates, provide the difference between RPS Energy’s estimates and your own.

Confidential Treatment Requested

by Suncor Energy Inc. of Limited Portions

of the Response to Comment 1

pursuant to Rule 83

Please see the revised summary reserves report referred to in our response to comment 3 above.

5.                                      We note that on page five in the second paragraph under “Key Findings of Evaluation and Review,” RPS Energy states that it “has conducted a high-level assessment of reserves data and information provided by Suncor...” with reference made to the COGE Handbook. Please provide a revised report that discusses the procedures that were used to conduct the review of the various properties.

Please see the revised summary reserves report referred to in our response to comment 3 above.

*****

As requested in the Letter, we hereby confirm that:  (i) Suncor is responsible for the adequacy and accuracy of its disclosure; (ii) SEC staff comments or changes to disclosure in response to SEC staff comments do not foreclose the SEC from taking any action with respect to a filing; and (iii) Suncor may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned if you have any further comments or questions.

Yours truly,

SUNCOR ENERGY INC.

/s/ Shawn P. Poirier

Shawn P. Poirier
Assistant Corporate Secretary

Confidential Treatment Requested

by Suncor Energy Inc. of Limited Portions

of the Response to Comment 1

pursuant to Rule 83